Exhibit 99.1

COLOSPAN LTD

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

1

INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF COLOSPAN LTD

Opinion

We have audited the financial statements of Colospan Ltd. (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, statements of Convertible Preferred Shares and Shareholders’ Deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company has suffered recurring losses from operations, has a shareholders’ deficit, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.
●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

June 8, 2026

2

COLOSPAN LTD

Balance Sheets

		As of December 31,
		2025	2024
	Note	USD in thousands
ASSETS

Current assets
Cash and cash equivalents	3	910	567
Restricted deposit	11	30	27
Other accounts receivable	4	48	20
Total current assets		988	614

Non-current assets
Operating lease right-of-use assets	5	188	154
Long term prepaid expenses		18	18
Property and equipment, net	6	56	70
Total non-current assets		262	242

Total assets		1,250	856

LIABILITIES, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

Current liabilities
Trade accounts payable		13	21
Other accounts payable	7	583	459
Convertible Safe Notes	8	3,727	3,845
Total current liabilities		4,323	4,325

Operating lease liabilities, net of current portion	5	80	26

COMMITMENTS AND CONTINGENCIES	11

Convertible preferred shares:
Preferred shares, 0.01 NIS par value -Authorized: 494,547 shares as of December 31, 2025 and 2024; Issued and outstanding: 298,840 as of December 31, 2025 and 2024; Aggregate liquidation preference of $25,403 thousand and $23,546 thousand as of December 31, 2025 and 2024 respectively;	9	12,400	12,400

Shareholders’ deficit
Ordinary shares, of NIS 0.01 par value each; Authorized: 9,700,453 shares as of December 31, 2025 and 2024. Issued and outstanding: 53,220 shares as of December 31, 2025 and 2024.	10	1	1
Additional paid-in capital		966	940
Accumulated deficit		(16,520)	(16,836)
Total shareholders’ deficit		(15,553)	(15,895)

Total liabilities, convertible preferred shares and shareholders’ deficit		1,250	856

The accompanying notes are an integral part of the financial statements.

3

COLOSPAN LTD

STATEMENTS OF OPERATIONS

		Year ended December 31
		2025	2024
	Note	USD in thousands
Research and development expenses, net		1,059	1,536
Sales and Marketing expenses		161	151
General and administrative expenses		602	514
Operating loss		1,822	2,201
Financial income, net		(40)	(107)
Gain of change in fair value of Convertible safe notes	8	(2,098)	(2,472)
Gain before income taxes		(316)	(378)
Income taxes	13	-	-
Net Income		(316)	(378)

The accompanying notes are an integral part of the financial statements

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COLOSPAN LTD

STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

U.S. Dollars in thousands except shares data

	Convertible Preferred Shares		Ordinary shares		Additional paid in	Accumulated
	Shares	Amount	Shares	Amount	capital	deficit	Total

January 1, 2024	298,840	12,400	53,220	1	925	(17,214)	(16,288)

Stock-based compensation	-	-	-	-	15	-	15

Net income for the year						378	378

December 31, 2024	298,840	12,400	53,220	1	940	(16,836)	(15,895)

Stock-based compensation	-	-	-	-	26	-	26

Net income for the year	-	-	-	-	-	316	316

December 31, 2025	298,840	12,400	53,220	1	966	(16,520)	(15,553)

The accompanying notes are an integral part of the financial statements

5

COLOSPAN LTD

STATEMENTS OF CASH FLOWS

	Year ended December 31
	2025	2024
	USD in thousands
Cash flows - operating activities
Income for the year	316	378
Adjustments required to reconcile net income to net cash used in operating activities:
Depreciation	21	19
Share based compensation	26	15
Finance expenses (income)	8	(29)
Gain of change in fair value of Convertible safe notes	(2,098)	(2,472)

Changes in operating assets and liabilities:
Decrease (increase) in other accounts receivable and long-term prepaid expenses	(28)	33
Decrease in trade accounts payable	(8)	(16)
Increase in other accounts payable	136	23

Net cash used in operating activities	(1,627)	(2,049)

Cash flows - investing activities
Short term deposit	-	1,500
Investment in Restricted deposit	(3)	(1)
Acquisition of property and equipment	(7)	(1)

Net cash flows provided by (used in) investing activities	(10)	1,498

Cash flows - financing activities:
Proceeds from Convertible Safe notes	1,980	-

Increase (Decrease) in cash and cash equivalents	343	(551)

Cash and cash equivalents at beginning of the year	567	1,118

Cash and cash equivalents at the end of the year	910	567
Non-cash operating activities:
Right-of-use assets obtained in exchange for new operating lease liabilities, net	152	-

The accompanying notes are an integral part of the financial statements

6

COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Description of the Company:

COLOSPAN LTD (the “Company”) was incorporated and began operations on November 28, 2010. The Company engages in development of medical devices that protect digestive system connections.

B.	Going concern:

Since its inception, the Company has devoted substantially all its efforts to research and development. The Company is still not yet generated revenues from operations. The Company has incurred operating losses since its inception and expects to continue to incur operating losses for the near-term. As of December 31, 2025, the Company had an accumulated deficit of approximately $16,520 and had a shareholders’ deficit. The extent of the Company’s future operating losses and the timing of becoming profitable are uncertain. As of December 31, 2025 the cash balance is $910.

The Company’s primary sources of cash have been proceeds from equity financings and other funding transactions. While the Company has been successful in raising financing recently and in the past, there can be no assurance that it will be able to do so in the future on a timely basis on terms acceptable to the Company, or at all.

The Company has not yet commercialized any of its product candidates. Even if the Company commercializes one or more of its product candidates, it may not become profitable in the near-term. The Company’s ability to achieve profitability depends on several factors, including its ability to obtain regulatory approval for its product candidates, successfully complete any post-approval regulatory obligations, and successfully commercialize its product candidates alone or in partnership.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern.

Management’s plans include additional equity financing or other funding transactions. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives.

These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts, or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

7

COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).

B.	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company’s management believes that the estimates, judgment, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

C.	Financial statement in U.S. dollars

The functional currency of the Company is the U.S dollar (the “dollar”), because the dollar is the currency of the primary economic environment in which the Company operates. Transactions and balances denominated in dollars are presented in their original amounts. Non-dollar denominated transactions and balances have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation.” All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D.	Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible into cash with maturities of three months or less as of the date acquired.

E.	Restricted deposit

Deposit that is held for a specific purpose and is not available for immediate or general business use due to external restrictions is classified in the Company’s balance sheets as restricted deposit.

F.	Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Cash and cash equivalents are deposited in major banks in Israel and the United States.

Management believes that the banks that hold the Company’s cash and cash equivalent are financially sound and, accordingly, minimal credit risk exists with respect to these cash and cash equivalents.

G.	Impairment of long-lived assets

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2025 and 2024, no impairment losses have been identified.

8

COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

H.	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

	Depreciation rate	Useful life
	(%)	(Years)
Computers and software	33	3
Furniture and equipment	6	17
Leasehold improvements	10	10

I.	Leases

The Company accounts for its leases in accordance with ASC Topic 842, “Leases” (“ASC 842”). The Company determines if an arrangement is a lease at inception by determining if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration and other facts and circumstances.

The Company classifies leases at their inception as either capital or operating leases. For operating leases, right-of-use (“ROU”) assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As the Company’s leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is a hypothetical rate based on the Company’s understanding of what its credit rating would be. The ROU assets also include any lease payments made prior to commencement and are recorded net of any lease incentives received

The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. The lease agreements may contain variable costs such as common area maintenance, insurance, real estate taxes or other costs. Variable lease costs are expensed as incurred on the statements of operations and are not included in the operating lease ROU assets and lease liabilities. Certain lease agreements include rental payments adjusted periodically for the consumer price index (“CPI”). The ROU assets and lease liabilities were calculated using the initial CPI and will not be subsequently adjusted.

The Company’s lease agreements generally do not contain any residual value guarantees, restrictions, or covenants.

For operating leases that contain renewals, or other lease incentives, the Company recognizes the rent expense on a straight-line basis over the term of the lease. Additionally, incentives received are treated as a reduction of costs over the term of the agreement. The Company utilized the practical expedient in ASC 842 and elected not to record leases with an initial term of 12 months or less on the balance sheet. Therefore, for short-term leases with a term of 12 months or less, operating lease ROU assets and lease liabilities are not recognized, and the Company records such lease payments in the statements of operations on a straight-line basis over the lease term.

Rent expenses for the years ended December 31, 2025 and 2024, were $47 thousand, and $58 thousand, respectively. See also Note 5.

J.	Employee related obligation

The employees of the Company are covered under section 14 of the Severance Compensation Act, 1963 (“Section 14”) in Israel. According to Section 14, these employees are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Under the Severance Compensation Act, 1963, payments in accordance with Section 14 release the Company from any future severance payments to those employees. The aforementioned deposits are not recorded as an asset in the Company’s balance sheet. The monthly deposits to insurance companies made by the Company under Section 14 are charged to the statement of operations as and when the services are received from the Company’s employees.

9

COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

K.	Accounting for stock-based compensation

The Company applies ASC 718, “Compensation – Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options under the Company’s 2021 Incentive Stock Plan, based on estimated grant date fair values. Compensation expense is recognized over the requisite service period of the awards. The Company accounts for forfeitures as they occur.

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the stock options.

The Company estimates the fair value of stock options granted using the Black-Scholes option pricing model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price, volatility, and the expected option term. Expected stock price volatility was estimated based on volatility of the stock price of similar companies in the technology sector. The expected option term represents the period that the Company’s stock options are expected to be outstanding and is determined based on the remaining contractual term method until sufficient historical exercise data will support using expected option term assumptions. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. Changes in the determination of each of the inputs can affect the fair value of the stock options granted and the results of operations of the Company.

The fair value of ordinary shares underlying the stock options has been estimated by management with the assistance of a third-party valuation firm and approved by the Company’s board of directors.

L.	Income taxes

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the financial statements and for tax loss carry forwards. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2025 the Company had a full valuation allowance against deferred tax assets.

The Company uses a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. As of December 31, 2025, no liability for unrecognized tax positions has been recognized.

M.	Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Assets and liabilities recorded at fair value in the financial statements are categorized based upon the level of judgment associated with the input used to measure their fair value. Hierarchical levels are directly related to the amount of subjectivity with the inputs to the valuation of these assets or liabilities as follows:

Level 1 - Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets of liabilities in markets that are not active.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company’s convertible SAFE notes are measured at fair value at each reporting date and is classified within Level 3 of the fair value hierarchy.

The carrying values of Company’s financial assets and liabilities, including cash and cash equivalents, trade payables and other accounts payables approximate their fair value due to the short-term maturity of these instruments.

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COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

N.	Convertible SAFE notes:

The Company has raised capital through the issuance of convertible SAFE instruments (refer to Note 7). Management evaluated the terms of the SAFE instruments and concluded that they should be classified as financial liabilities, as the instruments may be settled in cash upon the occurrence of certain events and are not solely indexed to the Company’s own stock. Accordingly, the SAFE instruments are measured at fair value through profit or loss in accordance with ASC 480-10 and ASC 815. The fair value of the SAFE instruments is remeasured at each reporting date, and changes in fair value are recognized in the consolidated statements of operations.

O.	Warrants

The Company evaluates warrants and similar instruments in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, to determine whether such instruments should be classified as liabilities or equity.

Warrants that are indexed to the Company’s own stock and meet the conditions for equity classification are recorded as equity instruments.

Warrants that do not qualify for equity classification are recorded as liabilities and subsequently remeasured at fair value, with changes in fair value recognized in the statement of operations.

P.	Government Grants

The Company receives grants from governmental authorities, including grants from the Israel Innovation Authority (IIA).

Government grants are recognized when there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received. Such grants are recognized in the statement of operations on a systematic basis over the periods in which the related expenses are incurred, typically as a reduction of research and development expenses.

Certain grants received from the Israel Innovation Authority may be repayable through future royalties based on revenues derived from the related projects. As such repayments are contingent upon future revenues, no liability is recognized until the obligation becomes probable and estimable.

Amounts received under such grant programs are recognized on a systematic basis over the periods in which the related research and development expenses are incurred. No liability is recognized with respect to future royalty payments unless and until the conditions giving rise to such payments occur. See also Note 11.

Q.	Accounting pronouncement recently adopted

From time to time, new accounting pronouncements are issued by FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

R.	Accounting pronouncement not yet adopted

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis, with an option to apply them retrospectively. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company intends to adopt ASU 2023-09 effective January 1, 2026 and is currently evaluating the impact that the adoption will have on its related disclosures and the transition method.

In November 2024, the FASB issued ASU 2024-03, “Income Statement–Reporting Comprehensive Income–Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires the disaggregation of certain expenses in the financial statements notes, to provide enhanced transparency into the expense captions presented on the face of the consolidated statement of operations. ASU 2024-03 is effective for annual reporting periods beginning January 1, 2027 and interim periods beginning January 1, 2028 and may be applied either prospectively or retrospectively. The Company is currently evaluating the impact that ASU 2024-03 will have on its related disclosures, and the transition method.

Government Grants (Topic 832) – Accounting for Government Grants Received by Business Entities: In December 2025, the FASB issued ASU 2025-10, which establishes the accounting and presentation guidance for government grants received by business entities. ASU 2025-10, which can be applied modified prospectively, modified retrospectively, or retrospectively, is effective for the Company’s fiscal year ending March 31, 2030, and interim periods in the same annual reporting period. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-10 on its financial statements.

11

COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 - CASH AND CASH EQUIVALENTS

Composition:

	As of December 31
	2025	2024
	USD in Thousands
Cash and Cash equivalents in USD	620	308
Cash and Cash equivalents in NIS	157	164
Cash and Cash equivalents in other currencies	133	96
	910	567

NOTE 4 - OTHER ACCOUNTS RECEIVABLE

Composition:

	As of December 31
	2025	2024
	USD in Thousands
Prepaid expenses	36	15
Government institutions	12	5
	48	20

NOTE 5 - LEASES

During the year 2023, the Company extended it lease agreement from 2017 of approximately 340 square meters at a facility located in Kfar-Saba, Israel for two additional years, with an extension option of two additional years. On October 2025, The Company extended the lease for two additional years with an option for two additional years more. In addition, the Company leases vehicles under various operating lease agreements.

During 2025 and 2024, the Company recorded lease expenses in its statement of operations in the amount of $86 thousand and $98 thousand, respectively. Since 2019, the Company subleases a portion of its facility for a total of $65 thousand and $49 thousand, respectively, that were recorded in its statement of operations during the years 2025 and 2024.

At December 31, 2025, the Company’s operating lease right-of-use assets and lease liabilities for operating leases totalled $188 thousand and $182 thousand, respectively, while at December 31, 2024, the Company’s operating lease assets and lease liabilities (both the current and non-current portion) for operating leases totalled $154 thousand and $140 thousand, respectively.

The Company uses its incremental borrowing rate as the discount rate for its leases, as the implicit rate in the lease is not readily determinable. As of December 31, 2025, the Company’s operating leases had a weighted average remaining lease term of 2.0 years and a weighted average borrowing rate of 13%.

The following table summarizes the Company’s significant contractual lease obligations at December 31, 2025:

	Less than
	Total	1 year	2 year
	(in thousands)
Facility leases	$152	$72	$80
Car leases	30	30	-
Total	$182	$102	$80

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COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

The following table summarizes the Company’s significant contractual lease obligations at December 31, 2024:

	Less than
	Total	1 year	2 years
	(in thousands)
Facility leases	$77	$77	$-
Car leases	63	37	26
Total	$140	$114	$26

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2025	2024
	(USD in thousands)
Cost:
Furniture and equipment	14	14
Computer software and electronic equipment	66	59
Leasehold improvements	136	136
Property and equipment, gross	216	209
Less - Accumulated depreciation	(160)	(139)
Net book value	56	70

Depreciation expense amounted to approximately $21 thousand and $19 thousand for the years ended December 31, 2025 and 2024, respectively.

NOTE 7 - OTHER ACCOUNTS PAYABLE

Composition:

	As of December 31,
	2025	2024
	USD in Thousands
Employees and payroll accruals	114	95
Short-term lease liability	102	144
Provision for vacation and recovery	289	231
Accrued expenses	78	19
	583	459

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COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

NOTE 8 - CONVERTIBLE SAFE NOTES

On February 10, 2021, the Company entered into Simple Agreements for Future Equity (“SAFE Agreements”) with several investors (the “SAFE Investors”). The SAFE Agreements were subsequently amended on November 26, 2021, January 25, 2023 and March 20, 2025.

Under the original SAFE Agreements, investors committed to invest an aggregate amount of up to $6.0 million. The November 2021 amendment modified the funding schedule of the original SAFE investment. Pursuant to the January 2023 amendment, the maximum aggregate investment amount was increased to $8.2 million. Pursuant to the March 2025 amendment, the maximum aggregate investment amount was further increased to $11.2 million, consisting of $8.2 million previously committed and up to an additional $3.0 million available for future investment. As of December 31, 2025, SAFE Investors had invested an aggregate amount of approximately $10.2 million under the SAFE Agreements.

Upon the occurrence of a qualifying equity financing, the SAFE Agreements will generally convert into the securities issued in such financing. Under the original SAFE Agreements and the January 2023 amendment, the conversion price reflected a 25% discount to the price paid by the new investors. Pursuant to the March 2025 amendment, the contractual discount was increased to 30% with respect to the outstanding SAFE instruments.

In the event of a liquidity event, including an acquisition, merger or initial public offering, SAFE holders are generally entitled to receive the greater of (i) a cash payment equal to three times their invested amount, or (ii) the amount that would have been received upon conversion into shares at the applicable liquidity price. Under the January 2023 amendment, the cash payment amount was set at two times the invested amount and was subsequently amended in March 2025 to three times the invested amount.

Upon dissolution of the Company, SAFE holders are generally entitled to repayment of their invested amount, subject to available proceeds. The SAFE Agreements also provide investors with the right, under certain circumstances, to convert the SAFE instruments into the most senior class of shares of the Company at a fixed conversion price of $57.34 per share if a qualifying financing has not occurred within the contractual period specified in the applicable SAFE Agreement.

In connection with certain SAFE financing arrangements, the Company issued warrants to certain investors. The warrants were evaluated separately from the SAFE instruments and were classified as financial liabilities in accordance with ASC 480-10 and ASC 815. During 2024, all warrants issued in connection with the SAFE financing arrangements expired in accordance with their contractual terms. Accordingly, no such warrants were outstanding as of December 31, 2024 and 2025, and no additional warrants were issued pursuant to the March 2025 amendment.

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COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

The Company evaluated the accounting classification of the SAFE instruments issued in connection with the financing arrangements. Based on the terms of the instruments and the applicable accounting guidance, the Company concluded that both the SAFE should be classified as financial liabilities in accordance with ASC 480-10 and ASC 815 and measured at fair value, with changes in fair value recognized in the statement of operations.

The fair value of the SAFE instruments was determined using a probability-weighted expected return method (“PWERM”). Significant unobservable inputs included the Company’s equity value, the probability and timing of future liquidity events, expected volatility, risk-free interest rate and the contractual rights associated with the SAFE instruments. Changes in these assumptions could result in a materially different fair value measurement.

The following table presents changes in the fair value of the convertible SAFE notes (in thousands):

Balance as of January 1, 2024	$6,317

Change in fair value of Convertible safe notes	(2,472)

Balance as of December 31, 2024	$3,845

Proceeds from issuance of convertible SAFE notes (net of issuance expenses of $20 thousand)	1,980
Change in fair value of Convertible safe notes	(2,098)
Balance as of December 31, 2025	3,727

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COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9 - CONVERTIBLE PREFERRED SHARES

The Company has outstanding Preferred Seed Shares, Preferred A-1 Shares, Preferred A-2 Shares and Preferred B Shares.

The Preferred Shares are convertible into Ordinary Shares at the option of the holders and automatically convert into Ordinary Shares upon the occurrence of certain qualifying events, including a qualified public offering and other events specified in the Company’s Articles of Association. The conversion ratio is generally one Ordinary Share for each Preferred Share, subject to customary anti-dilution adjustments. The conversion price is subject to adjustment for certain events, including share splits, share combinations, share dividends, recapitalizations and certain dilutive issuances.

The holders of Preferred Shares vote together with the holders of Ordinary Shares on an as-converted basis and are entitled to certain protective provisions, including approval rights over specified corporate actions, as set forth in the Company’s Articles of Association.

The Preferred Shares have participating liquidation preferences over the Ordinary Shares. Upon a liquidation or deemed liquidation event, including certain change of control transactions, distributions are made in the following order of priority: (i) Preferred B Shares, (ii) Preferred A Shares, and (iii) Preferred Seed Shares, each entitled to receive its original issue price plus an annual 8% preferred return. Following payment of such preferences, any remaining proceeds are distributed among all shareholders on an as-converted basis.

The Preferred Shares rank senior to the Ordinary Shares with respect to distributions upon liquidation and certain deemed liquidation events and contain rights and preferences that vary by series as set forth in the Company’s Articles of Association.

Balance Sheet Classification of Preferred Shares — The Preferred Shares are not mandatorily redeemable, nor redeemable at the option of the holder after a specified date, but a deemed liquidation event would constitute a redemption event outside of the ordinary shareholders’ control. Therefore, all Preferred Shares have been presented outside of permanent equity as temporary equity in accordance with ASC 480-10-S99-3A, Distinguishing Liabilities from Equity.

Composition:

	As of December 31, 2025 and 2024
	Authorized shares	Issued and registered shares	Issuance price per share ($)
Preferred Seed shares (par value NIS 0.01) - (Formerly known as Preferred A Shares)	42,250	42,250	11.56
Preferred A1 shares (par value NIS 0.01) - (Formerly known as Preferred B1 Shares)	62,000	62,000	27.42
Preferred A2 shares (par value NIS 0.01) - (Formerly known as Preferred B2 Shares)	60,297	60,297	41.13
Preferred B shares (par value NIS 0.01)	330,000	134,293	57.34

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COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10 - SHARE CAPITAL

A.	Shareholder rights:

Ordinary shares:

The ordinary shares provide their owners with the right to participate and to vote in the Company’s assembly. In addition, the ordinary shareholders have the right to dividends and to participate in the distribution of the surplus Company assets at the time of liquidation, subject to the rights of the preferred shares.

As of December 31, 2025 and 2024, the Company was authorized to issue 9,700,453 ordinary shares, par value NIS 0.01 per share, of which 53,220 shares were issued and outstanding.

B.	Share based compensation

The Company has an equity-based incentive plan, the 2021 Incentive Stock Incentive Plan (the “2021 Plan”). The 2021 Plan provides for the grant of restricted stocks, options to purchase ordinary shares and the issuance of restricted stock units (“RSUs”) to the Company’s officers, directors, employees, service providers and consultants. The 2021 Plan provides for such equity-based compensation under various and different tax regimes. As of December 31, 2025, a total of 67,968 stock options are reserved for issuance under the 2021 Plan.

A summary of the status of the Company’s 2021 Plan as of December 31, 2025 and 2024, and changes during the year then ended are presented below:

	As of December 31, 2025		As of December 31, 2024
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price

Outstanding at beginning of year	26,067	16.25	26,067	16.25
Granted	1,500	0.003	-	-
Forfeited	(1,500)	0.003	-	-
Outstanding at end of year	26,067	16.25	26,067	16.25

Share options exercisable at end of year	25,647	16.22	24,450	16.19

options granted during 2025 vested immediately upon grant and had a nominal exercise price. Accordingly, the fair value of such awards was determined based on the fair value of the underlying common shares on the grant date, and compensation expense was recognized upon grant.

As of December 31, 2025, and 2024, the weighted-average remaining contractual term of the outstanding options is 4.02 and 4.4 years, respectively.

The grant date fair value of the options granted during the year ended December 31, 2025 is $13.5 per share.

As of December 31, 2025, a total of 1,500 outstanding and exercisable options are in the money with aggregate intrinsic value of $23 thousand; while as of December 31, 2024 a total of 1,500 outstanding and exercisable options were “in the money” with aggregate intrinsic value of $12 thousand.

The unrecognized compensation expense calculated under the fair-value method for stock options expected to vest as of December 31, 2025 and 2024 is approximately $1 thousand and $6 thousand, respectively, and is expected to be recognized over a weighted-average period of 0.6 years and 1.6 years, respectively.

For the year ended December 31, 2025 and 2024, the Company recorded share-based compensation expenses of $26 thousand and $15 thousand respectively.

For the years ended December 31, 2025 and 2024, share-based compensation expense recognized within research and development expenses amounted to $23 thousand and $11 thousand, respectively, and share-based compensation expense (income) recognized within general and administrative expenses amounted to $3 thousand and $4 thousand, respectively.

C.	Warrants

In September 2017, in connection with the Company’s Series B financing, the Company issued a warrant to purchase up to 4,949 ordinary shares of the Company, par value NIS 0.01 per share, at an exercise price of $17.4 per share. The warrant is exercisable for a period of ten years from the issuance date and is scheduled to expire in September 2027, unless terminated earlier in accordance with its terms.

The warrant includes anti-dilution adjustment provisions and a net exercise feature. The warrant was classified as an equity instrument and recorded within shareholders’ equity. As of December 31, 2025, the warrant remained outstanding and had not been exercised.

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COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

Note 11 - Commitments and Contingencies

A.	As of December 31, 2025, the Company recorded a pledge on its short-term deposit in favor of its bank in the amount of approximately $30 thousand to secure the Company’s commitments to the bank.

B.	The Company enters into contracts in the ordinary course of business with contract research organizations for clinical trials and clinical supply manufacturing and with vendors for non-clinical research studies and other services and products for operating purposes, which generally provide for termination upon 30 to 90 days’ notice or less, and therefore are cancelable contracts and not considered as commitment or purchase obligations.

C.	Royalties Payable

The Company received grants from the Israel Innovation Authority (IIA) and from the European Innovation Council (EIC) to support its research and development activities.

IIA Grants

The Company received several grants from the IIA under approved research and development programs. The grants were provided as partial funding of approved research and development expenditures, generally at participation rates ranging from 30% to 50% of approved project budgets.

As of December 31, 2025, the Company had received aggregate grants of approximately $1.5 million under various IIA-approved programs.

Under the terms of the IIA grants, the Company may be required to pay royalties generally at a rate of approximately 3% of revenues generated from products and technologies developed with the support of such grants, until the aggregate amount of grants received, together with applicable interest and linkage differences, has been repaid.

The grants are also subject to the provisions of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984. Under certain circumstances, including the transfer of know-how, intellectual property rights or manufacturing activities outside of Israel, the Company may be required to make additional payments to the IIA that may exceed the amount of grants received and may be subject to statutory multipliers.

As of December 31, 2025, the Company has not generated revenues from products developed with the support of the IIA grants and, accordingly, no royalty obligation has been recognized in the accompanying financial statements.

European Grants

In 2017, the Company received a grant of €50 thousand under the Horizon 2020 program.

In July 2022, the Company entered into a grant agreement with the European Innovation Council Accelerator program for funding approved research and development activities. The approved grant amount was approximately €2.3 million.

As of December 31, 2025, the Company had received aggregate funding of approximately €2.3 million (approximately $2.7 million) under the EIC programs, including approximately €350 thousand (approximately $0.4 million) received during 2025.

The grants are intended to support specific research and development activities, do not bear interest and are generally non-repayable. The grants are subject to compliance with the applicable grant agreements and may become repayable only in limited circumstances, such as material non-compliance with the terms of the agreements or findings arising from audits performed by the granting authority.

Management believes that the Company is in compliance with all applicable grant conditions and, accordingly, no repayment obligation has been recognized as of December 31, 2025.

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COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12 - RELATED PARTY BALANCES

1.	As of December 31, 2025, and 2024, the Company had an accrual in the amount of approximately $135 thousand and $84 thousand, respectively, pursuant to an employment agreement with its CEO.

2.	During 2025 and 2024, the Company recorded salary expenses, stock-based compensation expenses and directors fee to its related parties in the amount of $194 thousand and $206 thousand respectively.

NOTE 13 - INCOME TAXES

A.	General and Corporate Taxation

The Company is subject to income taxes under the Israeli tax laws: The Israeli corporate income tax rate is 23% for the years 2024 and 2025.

B.	Net Operating Loss Carry forward

As of December 31, 2025, the Company had approximately $23,800 thousand net-operating-loss carry forwards

C.	Deferred income taxes

As of December 31, 2025 and 2024, the significant components of the Company’s deferred tax assets are net operating loss carryforward in the amount of $23,800 thousand and $19,400 thousand, and research and development expenses in the amount of $2,400 thousand, and $1,400 thousand, respectively. The Company has evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the deferred tax assets as of December 31, 2025. Management reevaluates the positive and negative evidence at each reporting period.

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,
	2025	2024
	(in thousands)
Deferred tax assets
Net-operating-loss carry forward	$5,478	$4,457
Research and Development expenses	336	310
Convertible safe notes valuation	483	5,691
Other reserves and allowances	12	17
Total deferred-tax assets	6,308	5,353
Valuation allowance	(6,308)	(5,353)
Net deferred-tax assets	$-	$-

D.	Tax assessments

The Company received final tax assessments through the year ended December 31, 2019

19

COLOSPAN LTD

NOTES TO THE FINANCIAL STATEMENTS

E.	Effective tax expense

A reconciliation of the Company’s effective tax expense to the Company’s theoretical statutory tax benefit is as follows:

Schedule of Effective Income Tax Rate Reconciliation

	Year ended December 31,
	2025	2024
	(in thousands)
Gain before taxes on income, as reported in the statements of operations	316	385

Statutory tax rate	23%	23%

Theoretical tax expense	(73)	(89)

Gains and other items for which a valuation allowance was provided or benefit from loss carry forwards	73	89)

Actual tax expense	-	-
Total	-	-

NOTE 14 - SUBSEQUENT EVENTS

On February 28, 2026, after the reporting date, “The Lion’s Roar Operation” (the “Operation”) commenced, a joint military operation by the United States and Israel involving attacks in Iran. In response, Iran launched ballistic missiles and unmanned aerial vehicles (UAVs) toward Israel and certain states in the Persian Gulf region. These events have resulted in civilian casualties and property damage in Israel. Additionally, Hezbollah, a terrorist organization in Lebanon, joined the attacks against Israel and Israel has started military operations in Lebanon.

Following the commencement of the Operation, Israel’s Home Front Command announced a “special home front situation” and updated safety guidelines that include, among other measures, restrictions on passenger flights, limitations on gatherings, broad reserve recruitment, and temporary closure of certain businesses, which has contributed to a partial reduction in economic activity.

Currently there are no negative effect on the Company’s results of operations in the Company’s financial statements for the year ended on December 31 2025. The Company continues to monitor any possible effects of the operation on its results of operations.

20